

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 2, 2017

Sean Moriarty
Chief Executive Officer
Leaf Group Ltd.
1655 26th Street
Santa Monica, California 90404

> **Re: Leaf Group Ltd.**
> **Registration Statement on Form S-3**
> **Filed February 24, 2017**
> **File No. 333-216226**

Dear Mr. Moriarty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Bradley C. Weber, Esq.
        Goodwin Procter LLP